UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-k Form 10-Q ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Full Name of Registrant:                         United Insurance Holdings Corp.
Former Name if Applicable:                     N/A
Address of Principal Executive Office (Street and Number):         800 2nd Avenue S.
City, State and Zip Code:                         Saint Petersburg, Florida 33701

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑ (b) The subject annual report, semi annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

United Insurance Holdings Corp. (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2022 (“Annual Report”) within the prescribed time period. The Company requires additional time finalize its financial statements and disclosures related to subsequent events, and to allow the Company’s independent registered public accounting firm to complete procedures related thereto.

The Company expects to file its Annual Report on or before April 17, 2023, the fifteenth calendar day following the prescribed due date for the Form 10-K consistent with Rule 12b-25 and Rule 0-3.

Forward-Looking Statements

The Company’s expectations regarding the timing of the filing of its Annual Report are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by these statements. Forward-looking statements are subject to certain risks and uncertainties, including the Company’s or its independent registered public accounting firm’s inability to complete the work required to file the Annual Report in the time frame that is anticipated, including as a result of any issues or considerations that may be identified in the course of such completion; unanticipated changes being required in the Company’s previously reported operating results; additional uncertainties related to accounting issues generally; and other risks and uncertainties identified in Exhibit 99.1 to the Company’s Current Report on Form 8-K dated March 2, 2023, the Company's Annual Report on Form 10-K for the year ended December 31, 2021 and in its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

B. Bradford Martz	727	280-4157
(Name)(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its financial statements to be included in Form 10-K for 2022 will report financial condition and results of operations consistent with the results reported in the Company’s press release dated March 2, 2023, which was furnished as an exhibit to its Current Report on Form 8-K filed March 2, 2023, which also includes an exhibit showing the impact of the Company’s subsidiary United Property & Casualty Insurance Company being placed into receivership.

United Insurance Holdings Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2023      By: /s/ B. Bradford Martz
        Name: B. Bradford Martz
        Title: Chief Financial Officer and President